U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

--------------------------------------------------------------------------------
1.   Name and Address of Reporting Person*

     Day                            Robert               A.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

     865 South Figueroa Street, Suite 1800
--------------------------------------------------------------------------------
                                    (Street)

     Los Angeles,                     CA                  90017
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

--------------------------------------------------------------------------------
2.   Issuer Name and Ticker or Trading Symbol

           Syntroleum Corporation  (SYNM)
--------------------------------------------------------------------------------
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

--------------------------------------------------------------------------------
4.   Statement for Month/Year

      November 8, 2002
--------------------------------------------------------------------------------
5.   If Amendment, Date of Original (Month/Day/Year)

--------------------------------------------------------------------------------
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)

              ________________________________________
--------------------------------------------------------------------------------
7.   Individual or Joint/Group Filing (Check applicable line)

     [x]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
--------------------------------------------------------------------------------

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                              or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                      2a.           3.           Disposed of (D)                 Securities     Form:     7.
                                      Deemed        Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                   2.                 Execution     Code         ------------------------------- Owned Following (D) or   Indirect
1.                 Transaction        Date, if any  (Instr. 8)                                   Reported       Indirect  Beneficial
Title of Security  Date (Month/       (Month/Day    ------------                        Price    Transactions(s) (I)      Ownership
(Instr. 3)         Day/Year)          /Year         Code     V       Amount   (A)or (D)          (Instr.3 and 4)(Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock       November 8, 2002                   P             467,500      A      $1.98     3,706,761      D
Common Stock       November 8, 2002                   J             532,083      A     $9.303(1)  4,238,844      D

====================================================================================================================================
(1)  Acquired in connection with the foreclosure of a loan from Mr. Day in the amount of $4,950,000 issued in connection with the purchase of such shares.


                                                              SEC 1472 (08-02)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
           2.                                                                                             Deriv-    of
           Conver-                             5.                              7.                         ative     Deriv-   11.
           sion                                Number of                       Title and Amount           Secur-    ative    Nature
           or                                  Derivative    6.                of Underlying     8.       ities     Secur-   of
           Exer-            3A.       4.       Securities    Date              Securities        Price    Bene-     ies:     In-
           cise     3.      Deemed    Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
           Price    Trans-  Execu-    action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.         of       action  tion      Code     of(D)         (Month/Day/Year)            Amount  ative    Following In-      ficial
Title of   Deriv-   Date    Date,     (Instr.  (Instr. 3,    ----------------            or      Secur-   Reported  direct   Owner-
Derivative ative    (Month/ if any    8)       4 and 5)      Date     Expira-            Number  ity      Trans-    (I)      ship
Security   Secur-   Day/    (Month/   ------   ------------  Exer-    tion               of      (Instr.  action(s) (Instr.  (Instr.
(Instr. 3) ity      Year)   Day/Year) Code  V   (A)   (D)    cisable  Date     Title     Shares  5)       (Instr.4)  4)       4)
------------------------------------------------------------------------------------------------------------------------------------





====================================================================================================================================

Explanation of Responses:


      /s/  ROBERT A. DAY                                      November 12, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

   * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

  ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
          See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.



                                                                SEC 1472 (08-02)